March 29, 2006

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Brad Skinner
Mark Kronforst

	Re:	Quantum Corporation
Review of Form 10-K for the fiscal year ended March 31, 2005
Filed June 8, 2005 and Form 8-K filed October 27, 2005
File No. 1-13449

Ladies and Gentlemen:

        Quantum Corporation (the "Company") submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the "Staff") received by letter dated March 15, 2006 relating to the Company's Form 10-K for the fiscal year ended March 31, 2005, filed June 8, 2005, and Form 8-K filed on October 27, 2005.

        In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended March 31, 2005

GAAP to Non-GAAP Reconciliation of Consolidated Statements of Operations, pages 79 through 82

1.

We have read your response to prior comment number 3 and note that you define "special charges" as non-recurring, infrequent and unusual items.  Please explain to us how your presentation, included in this document that was filed with the Commission, complies with Item 10(e)(1)(ii)(B).  In this regard, it is unclear to us why you believe it was appropriate to exclude these restructuring charges from your GAAP results considering that similar charges appear to have been incurred within the two-year period contemplated by Item 10(e)(1)(ii)(B).

Response:

In response to your comments, we have discontinued the practice of labeling restructuring charges as special.   In addition, we are nearing the end of several significant transition events (described in more detail below) and do not expect to exclude restructuring charges from non-GAAP financial measures beyond FQ4 ’06 (our fiscal quarter ending March 31, 2006).

Regarding the referenced filing, we excluded restructuring charges from our non-GAAP results in our Form 10-K for the Fiscal Year Ended March 31, 2005 for several reasons.

First, investors have been explicit in telling us that, at least in part, they view and monitor our business in this manner because it allows them to better understand the fundamentals of our business during a time of significant change within the Company and our industry, specifically by providing insight into our likely operating results as we move forward beyond these transition events.  For the same reasons, our management has regularly used non-GAAP financial measures that exclude restructuring charges internally to understand, manage, and evaluate our business, make operating decisions and in our forecasting activities.

Another reason we have excluded restructuring charges from our non-GAAP financial measures is to facilitate comparison to our historical operating results, which were presented in this manner.

We have also excluded restructuring charges from our non-GAAP financial measures because, although as a general category we have incurred “restructuring charges” in prior quarters, the restructuring charges incurred in each individual quarter related to distinct and dissimilar events.  As noted above, these events have unfolded against a backdrop of significant change in our industry driven by a challenging and competitive environment, and include mergers and acquisition activity and outsourcing and other significant changes in our manufacturing and repair strategies.  For example, in fiscal year 2006, we have incurred $13.0M in restructuring charges to date through Q3, which primarily consist of the following four distinct events: (a) the closure of our Dundalk Ireland repair facility ($8.0M) due to a decision to outsource repair, (b) vacant facilities associated with the financing of our Colorado facility ($1.9M) which was driven by different contract terms which extended the leases, (c) headcount restructuring following the decision to consolidate our two business units into one ($1.7M), and (d) the realignment of engineering following product transitions ($1.5M).    Similarly in fiscal year 2005, restructuring events included the following:  (a) headcount reductions and related facility costs associated with the decision to centralize and geographically realign functional groups, i.e. finance, HR, IT, and engineering, as a result of acquisitions ($8.1M), and  (b) inventory and headcount reduction costs as a result of a decision to liquidate a legal entity and outsource the manufacture of certain product lines ($2.4M).  Each of these events was triggered by separate actions and served different purposes.

Although the restructuring charges associated with a particular event may have impacted more than one quarter, they typically spanned a relatively short period of time. We thus felt that it was not contrary to the intent of Item 10(e)(1)(ii)(B) to exclude them.  We also felt that the result should not change simply because we have had to undergo a number of these dissimilar events that have overlapped to some degree.

Finally, we excluded restructuring charges from our non-GAAP financial measures because we did not expect them to continue.  The challenges for the Company and our industry have been greater than anticipated and it has taken longer than expected to complete the significant transition events discussed above.  However, we are now nearing the end of these events, and do not expect to exclude restructuring charges from our non-GAAP financial measures beyond FQ4 ’06.

We would be happy to discuss these matters with you in greater detail if that would be helpful.

2.

In view of the nature, content and format of your presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting principles

Response:

Beginning with our 8-K filing on October 27, 2005,we have discontinued the practice of presenting a full non-GAAP Statement of Operations in our filings following the Commission’s comments.

       We hope that you will find the foregoing responsive to the Staff's comments.  If you have any further questions or comments, please direct these to me at 408-944-6500.  In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-944-6501.  Thank you for your assistance.

        Sincerely,

/s/ EDWARD J. HAYES, JR.

Edward J. Hayes, Jr.
Executive Vice President, Finance and Chief Financial Officer
Quantum Corporation